UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
National CineMedia, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
635309107

(CUSIP Number)
Michael D. Cavalier
Senior Vice President, General Counsel and Secretary
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093
(972) 665-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 17, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	635309107

1	NAMES OF REPORTING PERSONS Cinemark Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,495,920 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,495,920 shares

WITH	10	SHARED DISPOSITIVE POWER

-0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,495,920 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

24.2%

14	TYPE OF REPORTING PERSON (see INSTRUCTIONS)

HC

Item 1. Security and Issuer
(a) Title of the Class of Equity Securities
Common Stock
(b) Name and Address of Issuer:
National CineMedia, Inc.
9910 East Nichols Avenue, Suite 200
Centennial, Colorado 80112
Item 2. Identity and Background
(a) Name of Persons Filing
Cinemark Holdings, Inc. (“Cinemark”)
(b) Address of Principal Business Office
3900 Dallas Parkway, Suite 500
Plano, TX 75093
(c) Principal Business
The present principal business of Cinemark and its subsidiaries is to operate movie theatres in United States and Latin America.
(d) Certain Criminal Convictions
None
(e) Certain Civil Judgments
None
(f) Citizenship
Delaware
Item 3. Source and Amount of Funds or Other Consideration
          On February 13, 2007, the Issuer, National CineMedia, LLC (“NCM LLC”), Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc. (“Cinemark Media”), Regal Cinemas, Inc. and Cinemark USA, Inc. (“Cinemark USA”), entered into a Common Unit Adjustment Agreement (“Common Unit Adjustment Agreement”), which is incorporated by reference to Exhibit 1 hereto. Cinemark Media and Cinemark USA are subsidiaries of Cinemark. The Common Unit Adjustment Agreement provides a mechanism for adjusting units in NCM LLC (“NCM Units”) held by the members of NCM LLC (the “Founding Members”), based on increases or decreases in attendance associated with theatre additions and dispositions by each Founding Member. NCM Units are immediately redeemable on a one-to-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock. The Issuer is the sole manager of NCM LLC, and NCM LLC is the Issuer’s operating subsidiary.
          The adjustment of membership units pursuant to the Common Unit Adjustment Agreement is conducted annually (“Annual Adjustment”), except that an earlier adjustment will occur for a Founding Member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent adjustment, will cause a change of two percent or more in the total annual attendance (an “Extraordinary Adjustment”).
          On March 17, 2011, pursuant to the 2010 Annual Adjustment, Cinemark Media received 549,417 NCM Units. Thus, including the 2010 Annual Adjustment, Cinemark Media currently owns 17,495,920 NCM Units, or approximately 24.2% of the Issuer’s Common Stock on an as-converted basis. In accordance with the terms of the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for the NCM Units received by Cinemark Media pursuant to the 2010 Annual Adjustment or any prior adjustment.

Item 4. Purpose of Transaction
     Cinemark Media acquired the NCM Units for investment purposes pursuant to the terms of the Common Unit Adjustment Agreement. Apart from continuing to give effect to the Common Unit Adjustment Agreement, there are no plans or proposals that would relate to or result in any of the events enumerated in Item 4(a)-(j).
Item 5. Interest in Securities of the Issuer.
     (a) Including the 549,417 NCM Units that Cinemark Media received on March 17, 2011, Cinemark currently may be deemed to beneficially own 17,495,920 shares of Common Stock of the Issuer through Cinemark Media’s ownership of 17,495,920 NCM Units. NCM Units are immediately redeemable on a one-to-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock. Cinemark’s beneficial ownership of 17,495,920 shares of Common Stock equals approximately 24.2% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis.
     (b) Cinemark Media, Inc. is a wholly owned subsidiary of Cinemark USA, Inc. and Cinemark USA, Inc. is a wholly owned subsidiary of Cinemark Holdings, Inc. As a result, Cinemark Holdings, Inc. is the ultimate parent company and therefore has the sole power to direct the vote or direct the disposition of the shares reported.
     (c) Except as described in this Schedule D, Cinemark nor any of its subsidiaries has entered into any transaction involving the securities subject of this Schedule 13D within the past sixty days.
     (d) The Issuer, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., and Cinemark Media are parties to a Director Designation Agreement dated February 13, 2007 (“Director Designation Agreement”), which is incorporated by reference to Exhibit 2 hereto. Pursuant to the Director Designation Agreement, so long as Cinemark Media owns at least 5% of the total issued and outstanding NCM Units, Cinemark Media will have the right to designate two nominees to the Issuer’s board of directors. If at any time and only during such time, Cinemark Media owns less than 5% of the total issued and outstanding NCM Units, then Cinemark Media will cease to have any rights of designation. Thus, so long as Cinemark Media’s designated directors remain on the Issuer’s board, they will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Description
1	Common Unit Adjustment Agreement, incorporated by reference to Exhibit 10.6 to NCM’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.

2	Director Designation Agreement, incorporated by reference to Exhibit 10.10 to NCM’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2011	CINEMARK HOLDINGS, INC
	By:	/s/ Michael D. Cavalier
		Name:	Michael D. Cavalier
		Title:	Senior Vice President - General Counsel and Secretary